FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Thursday 5 May 2005

National receives additional amended tax assessments

In February 2004, the National announced that it had received amended assessments from the Australian Taxation Office (ATO) which sought to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2000.

At that time, the National also informed the market that the ATO was considering its position in respect of interest deductions claimed by the National on its ExCaps for the years 2001 to 2003.

The National has now received amended assessments from the ATO for those years.  As previously advised, these assessments are for $135 million of primary tax.  At the time of the announcement in February 2004, it was indicated that interest and penalties may be imposed.  It has now been determined that an amount of $98 million (after tax) will apply in this regard making a total of $233 million (after tax).  No interest deductions have been claimed for 2004 and subsequent years while the matter remains in dispute.

The National has also received amended assessments from the ATO for the years 1998 to 2001 disallowing certain costs associated with the issue of the ExCaps.  These assessments are for $6 million of primary tax and interest and penalties of $6 million (after tax), a total of $12 million (after tax).  Should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million.  Interest and penalties may also be imposed.

The Group remains confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.

For further information:

Brandon Phillips Group Manager Group Corporate Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Communications Adviser Group Corporate Relations 03 8641 4982 work 0404 883 509 mobile

Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile	Hany Messieh Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date: 5 May 2005	Title:	Associate Company Secretary